Exhibit 99.1

Brookfield Residential Properties Inc.

2012 | Q1

March 31, 2012	BRP: NYSE / TSX

Letter to Shareholders

Our results for the first quarter of 2012 improved over the same period last year, when one excludes the one-time merger items that were included in the first quarter of 2011.

Our income before taxes was $4 million compared with break-even last year from normal recurring operations. This also includes interest on our transaction debt of $9 million which was not in last year’s first quarter numbers, so we are performing operationally at a much higher level this year.

The comparative statements for 2011 do include certain one-time merger items; throughout the year we will endeavour to break out normalized and non-recurring items for 2011 so that you can get a better gauge of our performance.

Markets

Our markets in Alberta and Ontario are performing very well. Lot sales activity remains very good in Alberta and our housing sales backlog in both Alberta and Ontario increased by 27% from December which augers very well for the remainder of the year.

In the U.S., we are seeing a much higher level of traffic and activity in our communities which has translated into higher sales. With the lag that exists between customer sale and home construction, our recent U.S. acquisitions should start to show sales and closing activity towards the end of this year.

Projects

Rather than profiling a project or two this quarter, we would like to feature the homebuilding operations of our Alberta business. As mentioned before, we generally build homes on only 15% to 20% of our own land, with the remaining lots and parcels being sold to third-party builders. We don’t strive to be the biggest homebuilder in our markets. Our homebuilding business model works in harmony with the overall land development process; it allows us the opportunity to remain close to the ultimate homebuyer but more importantly helps us better price our land through direct homebuilding knowledge.

Alberta Homebuilding

Our homebuilding model has proven extremely successful in our Alberta markets under the Brookfield Homes brand. With over 8,000 homes completed since 1990, Brookfield Homes focuses on providing the affordable end of the housing products in our communities of Calgary and Edmonton. We sell the other 80-85% of lots in our communities for move-up, estate product etc. to an array of local and regional builders with whom we have developed strong relationships.

In Alberta, Brookfield Homes offers a high-quality product mix of single-family, semi-detached and multi-family homes with most of the product starting from the $200,000 to $300,000 level. We continue to respond to housing affordability and address density in the marketplace through our commitment to product innovation:

•

Zero-lot line homes: we first pioneered this product line in Calgary. The 20-foot wide single-family homes are constructed on 25-foot lots with one side of the house plotted on the property line to allow a five-foot side yard. This achieves a density level of 11 units per acre.

•	18-foot semi-detached homes: they are constructed on 22-foot lots to achieve 13 units per acre density.

•	Townhomes: most of these townhomes feature double drive-under garages with a density of 25 units per acre.

Brookfield Residential Properties Inc.	1

•

Price-sensitive inner-city products: our successful semi-detached and townhome products in our suburban communities will be launched in the Calgary inner city in the next nine to twelve months. This is to respond to increasing buyer demand.

We use the advantage of land ownership so that Brookfield Homes can take a long term view of its business without the necessity to source land. It is much more difficult to innovate product and bring it to the market without our own land supply.

Brookfield Homes’ commitment to innovation, quality and customer service has not only resulted in tremendous sales over the years but has also earned more Customer Choice Awards than any other homebuilder in Alberta.

Due to the above, our homebuilding operations in Alberta enjoy superior returns.

Intrinsic Value

As the only publicly traded, North American, land and housing company, we must articulate our business model and clearly differentiate ourselves from the U.S. National Homebuilders who are seen to be our peers, but who are homebuilders first and developers second. While our homebuilding operations are important, we are much more heavily invested in land than many others and therefore will benefit significantly in a recovering market, as land values appreciate. As a result, the approach to valuing our company should also be viewed differently. With this in mind, we have expanded our Corporate Profile on our website to add more information to help investors and shareholders better understand our business and various approaches to valuing our company. As an example, our land held for future development and optioned lot has a book value of $1.5 billion at March 31, 2012, however future cash flows arising from these lands are projected to exceed $4.5 billion over their respective project lives (average of 10 years). Obviously there will be different views of the underlying value, depending upon what discount rate you wish to apply to these future cash flows, to reflect time value of money and risk. Further information on our housing and developed land is also included in our Corporate Profile.

Outlook

Based on our outlook at this early point in the year, we offer the following limited guidance for 2012. The Canadian operations are projected to close approximately 1,700 lots and 1,200 homes and the U.S. operations are projected to close approximately 550 homes, which includes our share of unconsolidated entities. In addition, there are projected to be a number of acreage sales of multi-family, commercial and industrial parcels as well as several potential bulk lot sales in the U.S.

We therefore are optimistic about the balance of the year and believe that our 2012 operating income will improve and exceed last year’s normal recurring income.

Alan Norris

President & Chief Executive Officer

May 8, 2012

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations. Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s 2012 outlook including lot and home sales guidance, the company’s homebuilding model, strategy and growth plans, intrinsic value, including projected cash flows on our land held for future development, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

2	Q1/2012 Interim Report

RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single-family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at March 31, 2012 were $2.7 billion.

As of March 31, 2012, we controlled 108,021 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future lot sales and homebuilding business as well as visibility on our future cash flow. Approximately 50% of our owned lots are entitled. The number of building lots we control in each of our primary markets as of March 31, 2012 follows:

			Unconsolidated		Total Lots			Total Lots
	Land & Housing		Entities		March	Status of Lots		December
	Owned	Options	Owned	Options	31, 2012	Entitled	Unentitled	31, 2011
Calgary	27,780	—	1,064	—	28,844	8,677	20,167	29,027
Edmonton	18,210	—	—	—	18,210	11,198	7,012	17,331
Toronto	9,903	—	—	—	9,903	1,167	8,736	9,461

Canada	55,893	—	1,064	—	56,957	21,042	35,915	55,819

Northern California	3,338	4,950	—	—	8,288	2,138	6,150	8,288
Los Angeles / Southland	831	—	1,572	1,842	4,245	1,905	2,340	4,216
San Diego / Riverside	8,941	—	25	—	8,966	6,166	2,800	8,999
Other	194	—	55	—	249	249	—	249

California	13,304	4,950	1,652	1,842	21,748	10,458	11,290	21,752

Denver	10,645	—	—	—	10,645	10,645	—	10,620
Austin	13,633	—	—	—	13,633	5,375	8,258	14,921
Washington D.C. Area	2,947	1,066	1,025	—	5,038	4,791	247	5,085

Central and Eastern U.S.	27,225	1,066	1,025	—	29,316	20,811	8,505	30,626

Total	96,422	6,016	3,741	1,842	108,021	52,311	55,710	108,197

Entitled lots	49,066	1,066	1,716	463	52,311
Unentitled lots	47,356	4,950	2,025	1,379	55,710

Total March 31, 2012	96,422	6,016	3,741	1,842	108,021

Total December 31, 2011	96,636	6,016	3,703	1,842	108,197

Brookfield Residential Properties Inc.	3

BROOKFIELD RESIDENTIAL PROPERTIES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS, FINANCIAL STATEMENTS AND OTHER INFORMATION

4	Q1/2012 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans;

•	strategies for shareholder value creation;

•	plans for the Seton development in Calgary, Alberta;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2012, 2013 and 2014 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	changes in interest rates;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land at acceptable prices;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.	5

PART 1 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the three months ended March 31, 2012, which reflects the three month period from January 1, 2012 to March 31, 2012, and has been prepared with an effective date of May 10, 2012. It should be read in conjunction with the quarterly consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes common stock was converted into 0.764900530 of a share of the Company’s Common Shares (the “Common Shares”), and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Company issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for its contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480 million (US$494 million).

This transaction took place between entities under common control and, as a result, has been accounted for as a continuity of interest using the carried amounts of assets and liabilities of both BPO Residential and Brookfield Homes for comparative purposes. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). The Central and Eastern United States operations include the Washington, D.C. Area, Colorado and Texas. We target these markets as we believe over the longer term they offer the following positive characteristics: strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single-family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also sell land for the construction of, or construct, commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land.

6	Q1/2012 Interim Report

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

Where market conditions permit, we prefer to purchase larger tracts of land with equity and then finance the development costs. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Developing a mixed-use community provides a place where people can not only live, but work and play as well. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, a facility that is expected to open in the summer of 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so do its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We may construct homes on lots that have been developed by us or that are purchased from others. Having a homebuilding operation allows us the opportunity to extract the value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third party builders.

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RESULTS OF OPERATIONS

Key financial results for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 were as follows:

	Three Months Ended March 31
(US$ millions, except per share amounts)	2012	2011
Land revenue	$44	$97
Housing revenue	88	83
Income before income taxes	4	26
Income tax expense	(4)	(84)
Net income/(loss)	—	(58)
Net income/(loss) attributable to Brookfield Residential	1	(57)
Basic earnings/(loss) per share	$0.01	$(0.56)
Diluted earnings/(loss) per share	$0.01	$(0.56)

Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, income and assets by operating segment for the three months ended March 31, 2012 and 2011, respectively.

	Three Months Ended March 31
	2012		2011
(US$ millions, except unit activity and average selling price)	Units	$	Units	$
Land revenue
Canada	250	$41	571	$95
California	—	—	—	—
Central and Eastern U.S	31	3	22	2

Total	281	$44	593	$97

Housing revenue
Canada	187	$62	154	$49
California	30	13	43	25
Central and Eastern U.S	34	13	23	9

Total	251	$88	220	$83

Direct cost of sales
Canada		$66		$92
California		12		22
Central and Eastern U.S		15		11

Total		$93		$125

Average lot selling price
Canada		$165,000		$166,000
California		—		—
Central and Eastern U.S		84,000		81,000

Average		$157,000		$163,000

Average home selling price
Canada		$335,000		$318,000
California		416,000		590,000
Central and Eastern U.S		383,000		399,000

Average		$351,000		$380,000

Total assets
Canada		$1,226		$1,172
California		706		692
Central and Eastern U.S		719		712
Corporate and other		19		3

Total		$2,670		$2,579

8	Q1/2012 Interim Report

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this interim report.

Three Months Ended March 31, 2012 Compared with Three Months Ended March 31, 2011

Net Income

	Three Months Ended March 31
(US$ millions, except per share amounts)	2012	2011
Net income / (loss) attributable to Brookfield Residential	1	(57)
Basic earnings / (loss) per share	$0.01	$(0.56)
Diluted earnings / (loss) per share	$0.01	$(0.56)

Our net income for the first quarter of 2012 improved over the same period of 2011 when non-recurring 2011 items are excluded. The net loss in the first quarter of 2011 included $71 million of income tax expense relating to the one-time income tax valuation allowance taken on the Company’s opening U.S. deferred tax assets, as well as $19 million of after-tax non-recurring income relating to the change in business practice in Alberta. Normalized for these items, net income for the three months ended March 31, 2012 compared to the same period in 2011 increased by $6 million. This is the result of increased income from operations of $13 million partially offset by an increase in interest expense of $7 million, primarily due to the transaction notes payable.

A breakdown of the revenue and direct cost of sales for the three months ended March 31, 2012 and 2011 is as follows:

	Three Months Ended March 31
(US$ millions)	2012	2011
Revenue
Land	$44	$97
Housing	88	83

	$132	$180

Direct Cost of Sales
Land	$20	$53
Housing	73	72

	$93	$125

Results of Operations – Land

Land revenue totalled $44 million for the three months ended March 31, 2012, a decrease of $53 million when compared to the same period in 2011. A significant portion of the decrease in land revenue for the three months ended March 31, 2012 is due to the change in business practice in Alberta, which resulted in a one-time increase in revenue of $61 million for the three months ended March 31, 2011. Our land revenue may vary significantly from period to period due to the timing and nature of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling cost per lot. Taking the non-recurring change in business practice into account, land revenue increased $8 million when compared to the same period in 2011. This increase is attributable to 48 more lot closings when compared to the normalized 2011 volumes.

A breakdown of our results from land operations for the three months ended March 31, 2012 and 2011 is as follows:

Consolidated

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings – normalized	281	233
Lot closings – non-recurring	—	360
Revenue – normalized	$44	$36
Revenue – non-recurring	$—	$61
Direct cost of sales – normalized	$(20)	$(18)
Direct cost of sales – non-recurring	$—	$(35)
Average lot selling price – normalized	$157,000	$155,000
Average lot selling price – non-recurring	$—	$169,000

Brookfield Residential Properties Inc.	9

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings – normalized	250	211
Lot closings – non-recurring	—	360
Revenue – normalized	$41	$34
Revenue – non-recurring	$—	$61
Direct cost of sales – normalized	$(16)	$(15)
Direct cost of sales – non-recurring	$—	$(35)
Average lot selling price – normalized	$165,000	$161,000
Average lot selling price – non-recurring	$—	$169,000

The strength of our Canadian segment continued in 2012. Although total lot closings decreased by 321 units, this included the non-recurring timing difference resulting from the change in business practice in Alberta. This change in business practice in Alberta was implemented in 2011 to transfer title on lot sales at the time of sale to the builder and not the ultimate consumer. This change in business practice resulted in a one-time increase in lot closings of 360 lots or revenue of $61 million for the three months ended March 31, 2011. By taking this into consideration and normalizing for this one-time increase, lot closings increased by 39 lots and revenue increased by $7 million when compared to the same period in 2011. The increase is due to higher lot closings and an increase in average lot selling price.

For the three months ended March 31, 2012, land direct cost of sales decreased by $34 million compared to the same period in 2011 due to the effects of recognizing the non-recurring lot closings in 2011 as a result of the change in business practice in Alberta.

California

There were no lot closings in California for the three months ended March 31, 2012 and 2011.

Central and Eastern U.S.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings	31	22
Revenue	$3	$2
Direct cost of sales	$(4)	$(3)
Average lot selling price	$84,000	$81,000

The still challenging market in Central and Eastern U.S. is showing signs of increased activity, particularly with an increase in home closings in Washington, D.C. and Texas. This resulted in an increase of 9 lot closings for the three months ended March 31, 2012 when compared to the same period in 2011. As a result of the increased activity, revenue increased by $1 million for the three months ended March 31, 2012 when compared to the same period in 2011. The increase is attributable to product mix which resulted in a 4% increase in the average lot selling price.

Results of Operations – Housing

Housing revenue was $88 million for the three months ended March 31, 2012, compared to $83 million for the same period in 2011. The increase was the result of 31 additional home closings, primarily in the Canada and Central and Eastern U.S. operating segments.

A breakdown of our results from housing operations for the three months ended March 31, 2012 and 2011 is as follows:

Consolidated

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	251	220
Revenue	$88	$83
Direct cost of sales	$(73)	$(72)
Average home selling price	$351,000	$380,000

10	Q1/2012 Interim Report

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	187	154
Revenue	$62	$49
Direct cost of sales	$(50)	$(42)
Average home selling price	$335,000	$318,000

Housing revenue in Canada for the three months ended March 31, 2012 increased $13 million when compared to the same period in 2011. This resulted from an increase of 33 home closings in the first three months of 2012 compared to 2011 and a 5% increase in the average home selling price. When compared to the same period in 2011, the increase in the average home selling price is attributable to product mix, particularly due to increased closings in Ontario where homes have a higher selling price when compared to Alberta.

California

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	30	43
Revenue	$13	$25
Direct cost of sales	$(12)	$(22)
Average home selling price	$416,000	$590,000

Fewer home closings for the three months ended March 31, 2012 resulted from a reduced backlog entering into 2012. Housing revenue was $13 million for the three months ended March 31, 2012, a decrease of $12 million when compared to the same period in 2011. The decline is a result of 13 fewer home closings and decreased average selling prices of 29% as a result of product mix. During the first quarter of 2012, there was no contribution from the San Francisco Bay Area due to the timing of community openings when compared to the same period in 2011. With the majority of the Company’s acquisitions made in 2011 being for this area, it is expected that the closings for the San Francisco Bay Area will occur in the latter portion of the year.

Central and Eastern U.S.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	34	23
Revenue	$13	$9
Direct cost of sales	$(11)	$(8)
Average home selling price	$383,000	$399,000

Housing revenue increased $4 million for the three months ended March 31, 2012 when compared to the same period in 2011. The Central and Eastern U.S. segment continues to show signs of increased activity with an increase of 11 home closings in the first quarter of 2012. This was partially offset by a decrease in the average home selling price of 4% due to product mix. Cost of sales increased $3 million as a result of increased home closings for the three months ended March 31, 2012 when compared to the same period in 2011.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds. Our incentives on homes closed by reportable segment for the three months ended March 31, 2012 and 2011 were as follows:

	Three Months Ended March 31
	2012		2011
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$2	3%	$3	5%
California	1	8%	2	8%
Central and Eastern U.S.	1	7%	1	13%

	$4	4%	$6	7%

Brookfield Residential Properties Inc.	11

Home Sales – Net New Home Orders

Net new home orders for the three months ended March 31, 2012 totalled 492 units, an increase of 110 units or 29% when compared to the same period in 2011. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. The increase is a result of continued strong market performance in Canada and increased activity in our U.S. markets, particularly in the Central and Eastern U.S. segment. Average monthly sales per community by reportable segment for the three months ended March 31, 2012 were: Canada – 8 units (2011 – 6 units); California – 2 units (2011 – 3 units); and Central and Eastern U.S. – 4 units (2011 – 2 units). We were selling from 34 active housing communities at March 31, 2012 compared to 34 at March 31, 2011. The net new home orders for the three months ended March 31, 2012 and 2011 by reportable segment were as follows:

	Three Months Ended March 31
(Units)	2012	2011
Canada	335	275
California	55	67
Central and Eastern U.S.	84	40
Unconsolidated Entities	18	—

	492	382

The cancellation rates for the three months ended March 31, 2012 and 2011 by reportable segment were as follows:

	Three Months Ended March 31
	2012		2011
(Units, except percentages)	Units	%	Units	%
Canada	—	—	—	—
California	6	10%	12	15%
Central and Eastern U.S	11	12%	11	22%

	17	3%	23	6%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, at March 31, 2012 and 2011 by reportable segment, was as follows:

	As at March 31
	2012		2011
(US$ millions, except unit activity)	Units	$	Units	$
Canada	702	$274	412	$160
California	49	27	71	32
Central and Eastern U.S	117	63	54	27

	868	$364	537	$219

We expect all 868 units of our backlog to close in 2012 or 2013, subject to future cancellations. The units and value of our backlog at March 31, 2012 is higher when compared to the prior period due to stronger net new home orders in 2012. Canada continues to show strong growth with an increase in backlog primarily due to a significant backlog entering into 2011 and an increase in net new home orders for the three months ended March 31, 2012. The Central and Eastern U.S. segment’s increase of 63 units at March 31, 2012 was primarily due to increased activity in the market with net new home orders making up 72% of their backlog at March 31, 2012. This was offset by a decrease in California’s backlog for the three months ended March 31, 2012 as a result of lower net new home orders and backlog entering 2012. However, the decrease in California was offset by an increase from unconsolidated entities which are primarily in California.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three months ended March 31, 2012 totalled $2 million compared to $1 million for the same period in 2011. The increase of $1 million is primarily due to an increase in home closings in the first quarter of 2012. A summary of our share of the operations from unconsolidated entities is as follows:

	Three Months Ended March 31
(Units)	2012	2011
Lot closings	—	162
Average lot selling price	—	$53,000
Home closings	10	3
Average home selling price	$325,000	$464,000
Net new home orders	18	—
Backlog	22	—

12	Q1/2012 Interim Report

Selling, General and Administrative Expense

The components of the expense for the three months ended March 31, 2012 and 2011 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2012	2011
General and administrative expense	$18	$18
Sales and marketing expense	6	6
Share-based compensation	4	2
Change in fair value of equity swap contracts	(2)	—

	$26	$26

The selling, general and administrative expense was $26 million for both the three months ended March 31, 2012 and 2011. Share-based compensation expense increased $2 million as a result of an increase in the liability related to share-based compensation plans. This was offset by the fair value adjustment of $2 million due to the equity swap contract related to the deferred share unit plan.

Other Income

Other income for the three months ended March 31, 2012 increased $1 million when compared to the same period in 2011. The increase is a result of an increase in interest income within the Canadian operations, partially offset by lower fee income from California for the three months ended March 31, 2012.

The components of other income for the three months ended March 31, 2012 and 2011 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2012	2011
Change in fair value of interest rate swap contracts	$—	$2
Other	1	(2)

	$1	$—

Income Tax Expense

Income tax expense for the three months ended March 31, 2012 was $4 million, a decrease of $80 million when compared to the same period in 2011. A one-time recognition of a valuation allowance on the deferred tax assets attributable to the U.S. operations resulted in a one-time deferred tax expense of $71 million for the three months ended March 31, 2011.

Foreign Exchange Translation

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company and the presentation currency of the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian results yields a gain of $3 million for the three months ended March 31, 2012 compared to a gain of $13 million in the same period of 2011. Foreign translation consequently resulted in a $10 million reduction of year over year OCI.

Brookfield Residential Properties Inc.	13

QUARTERLY FINANCIAL DATA

	2012	2011				2010
(US$ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$132.1	$364.5	$227.9	$235.5	$180.1	$299.5	$240.2	$273.1
Direct cost of sales	(93.4)	(276.7)	(157.8)	(180.7)	(124.8)	(227.5)	(166.4)	(193.4)

Gross margin	38.7	87.8	70.1	54.8	55.3	72.0	73.8	79.7
Selling, general and administrative expense	(26.1)	(28.7)	(26.7)	(19.2)	(26.4)	(26.8)	(23.7)	(25.6)
Other income	1.5	1.5	(3.1)	1.5	0.3	14.3	2.2	3.1
Interest expense	(10.2)	(11.6)	(11.3)	(10.9)	(3.3)	—	—	—

Income before income taxes	3.9	49.0	29.0	26.2	25.9	59.5	52.3	57.2
Income tax expense	(3.7)	(24.0)	(10.3)	(7.4)	(83.7)	(18.7)	(17.9)	(17.9)

Net income / (loss)	0.2	25.0	18.7	18.8	(57.8)	40.8	34.4	39.3
Net (income) / loss attributable to non- controlling interest and other interest in consolidated subsidiaries	0.4	0.8	0.5	0.4	0.8	0.2	0.1	(0.1)

Net income / (loss) attributable to Brookfield Residential	$0.6	$25.8	$19.2	$19.2	$(57.0)	$41.0	$34.5	$39.2

Foreign currency translation	3.1	1.5	(4.0)	0.3	13.4	18.2	26.0	(35.6)

Comprehensive income / (loss)	$3.7	$27.3	$15.2	$19.5	$(43.6)	$59.2	$60.5	$3.6

Earnings / (loss) per common share
Basic	$0.01	$0.25	$0.19	$0.19	$(0.56)	$0.36	$0.29	$0.34
Diluted	$0.01	$0.25	$0.19	$0.19	$(0.56)	$0.35	$0.29	$0.34

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s consolidated balance sheets as of March 31, 2012 and December 31, 2011:

	As at
(US$ millions)	March 31 2012	December 31 2011
Land and housing inventory	$2,194	$2,113
Investment in unconsolidated entities	151	144
Receivables and other assets	304	311
Cash and restricted cash	21	11

	$2,670	$2,579

Project-specific and other financings	$929	$826
Notes payable	481	470
Accounts payable and other liabilities	216	247
Deferred income tax liabilities	25	28
Other interests in consolidated subsidiaries	31	32
Total equity	988	976

	$2,670	$2,579

Assets

Our assets as of March 31, 2012 totalled $2,670 million, an increase of $91 million compared to December 31, 2011. The increase was due primarily to the translation of the Canadian operations’ assets at the higher exchange rate at March 31, 2012 compared to December 31, 2011. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,345 million, or approximately 88% of our total assets. The land and housing assets increased marginally when compared to December 31, 2011 due to acquisitions of $44 million, development activity and a stronger Canadian dollar. Our land and housing assets include land under development and land held for development, lots ready for construction, homes completed and under construction and model homes.

14	Q1/2012 Interim Report

A summary of our lots owned, excluding lot options, and their stage of development at March 31, 2012 compared with December 31, 2011 follows:

	As at
(units)	March 31 2012	December 31 2011
Land held for future development	91,280	91,446
Land under development and finished lots	7,925	8,096
Housing units, including models	958	797

	100,163	100,339

Project-Specific and Other Financings

Our project-specific and other financings as of March 31, 2012 were $929 million, an increase of $103 million from December 31, 2011. Our project-specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. Interest charged under project-specific and other financings include LIBOR and prime rate pricing options. As of March 31, 2012, the weighted average interest rate on our project-specific and other financings was 4.13%.

Our net debt to total capitalization ratio as of March 31, 2012, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 58%, compared to 56% at December 31, 2011. The increase was due to the increase in our project-specific and other financings described above.

The debt maturing in 2012 and 2013 onwards is expected to be repaid from home and/or lot deliveries over this period or extended. Additionally, as of March 31, 2012, we had project-specific debt and bank indebtedness of $206 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Project-specific and other financings consist of the following:

	As at
	March 31 2012	December 31 2011
Project specific financings (a)	$276	$249
Bank indebtedness (b)	389	351
Due to affiliates (c)	264	226

	$929	$826

(a)	Project-specific financings

Project-specific financings of $276 million (December 31, 2011 – $249 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 4.1% as at March 31, 2012 (December 31, 2011 – 4.0%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings consist of the following:

	As at
	March 31 2012	December 31 2011
Secured facilities (i)	$208	$201
Secured vendor take back (“VTB”) mortgages (ii)	68	48

	$276	$249

(i)	Project-specific financings totalling $182 million (December 31, 2011 – $174 million) have variable interest rates ranging from prime to LIBOR plus 3.5% and fixed rates ranging from 1.5% to 6.25%. The facilities are secured by the land and housing inventory assets to which the borrowings relate. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings LLC’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at March 31 2012
Tangible net worth (US$ millions)	$325	$513
Net indebtedness to capitalization	65%	51%
Net indebtedness to tangible net worth	2.50 to 1	1.00 to 1

Brookfield Residential Properties Inc.	15

Project-specific financings totalling $19 million (December 31, 2011 – $19 million) have floating interest rates ranging from the lower of prime less 0.5% to prime, with some facilities having a floor of 5.0% to 5.25%. The remainder of this debt bears fixed interest rates ranging from 5.5% to 6.0% and is secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At March 31, 2012, we were in compliance with all of our project-specific financing covenants.

The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at March 31 2012
Tangible net worth (US$ millions)	$80	$346
Debt to tangible net worth	1.25 to 1	0.10 to 1

Project-specific financings totalling $7 million (December 31, 2011 – $8 million) have floating interest rates ranging from the lower of LIBOR plus 3.0% and a floor of 3.3% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200 million and a net indebtedness to capitalization ratio of no greater than 65%. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at March 31 2012
Tangible net worth (US$ millions)	$200	$346
Net indebtedness to capitalization	65%	21%

(ii)	$68 million (December 31, 2011 – $48 million) of project specific financings consist of 18 secured VTB mortgages (December 31, 2011 – 14 secured VTB mortgages).

16 secured VTB mortgages (December 31, 2011 – 11 secured VTB mortgages) in the amount of $63 million (December 31, 2011 – $42 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$63 million (December 31, 2011 – C$43 million). The interest rate on this debt ranges from 3.25% to 6.0% and the debt is secured by related lands. As at March 31, 2012, these borrowings have not been subject to financial covenants.

Two secured VTB mortgages (December 31, 2011 – two secured VTB mortgages) in the amount of $5 million (December 31, 2011 – $5 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at 5.0% and 10.0% and the debt is secured by related lands. As at March 31, 2012, these borrowings have not been subject to any financial covenants.

As at December 31, 2011, one secured VTB mortgage in the amount of $1 million relating to raw land held for development by Brookfield Residential (US) LLC was outstanding. The interest rate on this debt was fixed at 6.0% and the debt was secured by related lands. As at March 31, 2012, these borrowings have been repaid in full.

(b)	Bank indebtedness

The Company has four secured credit facilities with various Canadian banking lenders totalling $380 million (December 31, 2011 – $342 million) and one unsecured credit facility with a U.S. bank totalling $9 million (December 31, 2011 – $9 million). Based on the borrowing-base calculations at March 31, 2012, the availability on our bank indebtedness was $127 million. Bank indebtedness consists of the following:

	As at
	March 31 2012	December 31 2011
Secured credit facilities (i)	$380	$342
Unsecured credit facility (ii)	9	9

	$389	$351

16	Q1/2012 Interim Report

(i)	Bank indebtedness totalling $380 million (December 31, 2011 – $342 million) is repayable in Canadian dollars in the amount of C$379 million (December 31, 2011 – C$349 million) and allows the Company to borrow up to approximately C$545 million (US$546 million) as at March 31, 2012 (December 31, 2011 – C$534 million (US$522 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 1.0% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $301 million and a debt to equity ratio of no greater than 1.75 to 1. At March 31, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

	Covenant	Actual as at March 31 2012
Tangible net worth (US$ millions)	$301	$495
Debt to equity	1.75 to 1	0.75 to 1

The facilities also require Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $80 million and a debt to tangible net worth ratio of no greater than 2.00 to 1. At March 31, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

	Covenant	Actual as at March 31 2012
Tangible net worth (US$ millions)	$80	$117
Debt to tangible net worth	2.00 to 1	0.94 to 1

(ii)	Bank indebtedness totalling $9 million (December 31, 2011 – $9 million) is repayable in U.S. dollars and allows the Company to borrow up to $10 million as at March 31, 2012. The credit facility bears an interest rate of LIBOR plus 3%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes Holdings LLC’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at March 31 2012
Tangible net worth (US$ millions)	$300	$513
Net indebtedness to tangible net worth	2.50 to 1	1.00 to 1

(c)	Due to affiliates

Amounts due to affiliates include $264 million (December 31, 2011 – $226 million) on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At March 31, 2012, the availability on this facility was $36 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At March 31, 2012, our revolving operating facility with a subsidiary of Brookfield Asset Management Inc. required Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At March 31, 2012, we were in compliance with all of our covenants relating to such facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at March 31 2012
Minimum shareholder’s equity (US$ millions)	$300	$577
Net debt to capitalization	65%	54%

Brookfield Residential Properties Inc.	17

Notes Payable

Notes payable consists of the following:

	As at
(US$ millions)	March 31 2012	December 31 2011
Senior note payable (a)	$266	$259
Junior note payable (b)	215	211

	$481	$470

On March 31, 2011, in connection with the Transactions the Company issued two promissory notes payable to Brookfield Office Properties, a C$265 million (US$273 million) senior note and a C$215 million (US$222 million) junior subordinated note.

(a)	The senior note had a fixed rate of interest of 6.5% and a term to December 31, 2015 with principal payments of C$50 million due on each of the last business days of 2012, 2013 and 2014 and the balance of C$115 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the $265 million of senior note transaction debt such that the scheduled principal payments of C$50 million during each of the next three years will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.
(b)	The C$215 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

At March 31, 2012, our notes payable due to Brookfield Office Properties required Brookfield Residential to maintain minimum shareholders’ equity of $750 million and a consolidated net debt to capitalization ratio of no greater than 65%. At March 31, 2012, we were in compliance with all of our covenants relating to the notes payable. The following are computations of Brookfield Residential’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

		Actual as at
	Covenant	March 31 2012
Minimum shareholder’s equity (US$ millions)	$750	$988
Net debt to capitalization	65%	58%

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

The net cash flows for the three months ended March 31, 2012 and 2011 were as follows:

	Three Months Ended March 31
(US$ millions)	2012	2011
Cash flows (used in)/from operating activities	$(81)	$13
Cash flows used in investing activities	(6)	(2)
Cash flows provided by/(used in) financing activities	97	(3)

Cash flow used in operating activities during the three months ended March 31, 2012 totalled $81 million, which included $44 million of acquisitions made during the period. 2011 first quarter cash flow from operating activities was $13 million. The difference of $94 million is due principally to corporate outflows of $36 million during the three months ended March 31, 2012 (March 31, 2011 – nil) that consisted of $22 million related to income taxes, $9 million in interest and $5 million in general and administrative costs, together with the above referenced acquisitions. The remaining difference is due to increased land development and housing construction costs in the first quarter of 2012 versus the same period in 2011.

Cash used in our investing activities for the three months ended March 31, 2012 was $6 million, an increase of $4 million when compared to the same period in 2011. The increase was a result of $6 million of investments into unconsolidated entities in the first quarter of 2012 compared to $7 million of inflows due to sales from unconsolidated entities in the same period in 2011. 2011 unconsolidated entities inflows were offset by $9 million of restricted cash outflows for cash collateral.

18	Q1/2012 Interim Report

Cash from our financing activities for the three months ended March 31, 2012 was $97 million, compared with cash used by financing activities of $3 million for the same period in 2011. The cash from our financing activities in 2012 was primarily from net drawings under project-specific and other financings of $94 million, in contrast to only $12 million drawn in 2011. The draws to date in 2012 have been used to fund acquisitions and development costs towards 2012 sales.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as of March 31, 2012 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Project specific and other financings(1)(2)	$929	$454	$192	$268	$15
Operating lease obligations(3)	27	5	10	6	6

	$956	$459	$202	$274	$21

(1)	Amounts are included on the consolidated balance sheets. See Note 6 to the consolidated financial statements for additional information regarding project specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 6 to the consolidated financial statements for additional information regarding our floating rate debt.
(3)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.

Shareholders’ Equity

At May 10, 2012, 99,813,683 Common Shares and 69,261 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Brookfield Residential Common Shares. Each option granted can be exercised for one common share. At May 10, 2012, 5,314,485 options were outstanding under the stock option plan and the escrowed stock plan.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of March 31, 2012, we had $60 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $143 million. Pursuant to the guidance now incorporated in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $24 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 3,741 lots and control under option 1,842 lots through our proportionate share of unconsolidated entities. As of March 31, 2012, our investment in unconsolidated entities totalled $151 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of March 31, 2012, we had completion guarantees of $2 million, recourse guarantees of $3 million and limited maintenance guarantees of $13 million with respect to debt in our unconsolidated entities. During the three months ended March 31, 2012, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included elsewhere in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of March 31, 2012, we had $47 million in letters of credit outstanding and $184 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds are $20 million and $90 million, respectively.

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to, including a name license, an unsecured revolving credit facility and two notes payable. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of March 31, 2012 were:

•

Notes payable of $481 million (December 31, 2011 – $470 million) are due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note. For the three months ended March 31, 2012 and 2011, interest of $9 million and nil, respectively, was incurred relating to these facilities.

Brookfield Residential Properties Inc.	19

•

Unsecured revolving operating facility in the aggregate principal amount of $264 million (December 31, 2011 – $226 million) with a subsidiary of Brookfield Asset Management Inc., the Company’s largest shareholder. For the three months ended March 31, 2012 and 2011, interest of $3 million and $4 million, respectively, was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the Common Shares was nil in the first quarter in 2012 (2011 – $19 million).

•

During the three months ended March 31, 2012, the Company paid $22 million (March 31, 2011 – nil) to Brookfield Asset Management Inc. for Canadian tax credits. The transaction was recorded at the exchange amount.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included elsewhere in this interim report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured.

Carrying Values

In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 assume recent sales activity and normalized sales rates beyond 2013. We identify potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the three months ended March 31, 2012 and no impairment charges were required. This is consistent with the three months ended March 31, 2011.

The locations of the projects reviewed were as follows:

Number of Projects
Canada	50
California	26
Central and Eastern U.S.	23
Unconsolidated entities	9

108

20	Q1/2012 Interim Report

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

Our land and housing inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax asset. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax asset.

Provisions / (benefits) for federal, state and provincial income taxes are calculated on reported pretax income / (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions / (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions / (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision / (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision / (benefit) in the period in which such determination is made.

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. On a quarterly basis, the Company assesses the need for valuation allowances for its deferred tax assets based on ASC Topic 740’s more-likely-than-not realization threshold criterion. In the Company’s assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration and tax planning alternatives. In accordance with ASC Topic 740, the Company assesses whether a valuation allowance should be established based on its determination of whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The Company’s assessment of the need for a valuation allowance on its deferred tax assets includes assessing the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential

Brookfield Residential Properties Inc.	21

homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on March 31, 2012 and the impact to the financial statements was nominal. However, future fluctuations in share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance became effective for the Company beginning January 1, 2012 and was applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

22	Q1/2012 Interim Report

PART 2 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies.

We have operations with a Canadian dollar functional currency, whose net assets are exposed to foreign currency translation risk. This risk currently is managed in part through our Canadian dollar denominated debt as a hedge against these operations. As at March 31, 2012, C$480 million of debt was designated in this manner.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. In addition, at March 31, 2012, we had interest rate swap contracts totalling $100 million at an average rate of 4.87% per annum. Based on our net debt levels as of March 31, 2012, a 1% change in interest rates would have either a negative or positive effect of approximately $4 million on our cash flows.

Our interest rate swaps are not designed as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of March 31, 2012, the fair value of the interest rate swaps totalled a liability of $15 million.

Brookfield Residential Properties Inc.	23

PART 3 - CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
	Note	March 31 2012	December 31 2011
Assets
Land and housing inventory	2	$2,194,447	$2,113,245
Investments in unconsolidated entities	3	150,746	143,821
Receivables and other assets	4	303,921	310,443
Restricted cash	5	8,578	9,128
Cash and cash equivalents		12,667	2,162

Total assets		$2,670,359	$2,578,799

Liabilities and Equity
Project-specific and other financings	6	$928,993	$825,687
Notes payable	7	481,248	469,776
Accounts payable and other liabilities	8	216,259	247,420
Deferred income tax liabilities	9	24,948	27,773

Total liabilities		1,651,448	1,570,656

Other interests in consolidated subsidiaries	10	31,235	32,434

Preferred Shares – 70,002 shares outstanding (December 31, 2011 – 70,002 shares outstanding)	11	1,748	1,748
Common Shares – 99,811,659 shares outstanding (December 31, 2011 – 99,342,718 shares outstanding)	11	96,003	93,383
Additional paid-in-capital		405,465	404,777
Treasury stock, at cost	11	—	—
Retained earnings		391,042	390,429
Non-controlling interest	10	11,382	6,439
Accumulated other comprehensive income		82,036	78,933

Total equity		987,676	975,709

Total liabilities and equity		$2,670,359	$2,578,799

Commitments, contingent liabilities and other	14
Guarantees	15

See accompanying notes to consolidated financial statements

24	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended March 31
	Note	2012	2011
Revenue
Land		$43,995	$96,579
Housing		88,154	83,551

Total revenues		132,149	180,130

Direct Cost of Sales
Land		(19,999)	(53,106)
Housing		(73,361)	(71,711)

Total direct cost of sales		(93,360)	(124,817)
Selling, general and administrative expense		(26,092)	(26,358)
Equity in earnings from unconsolidated entities	3	1,623	919
Depreciation		(774)	(985)
Interest expense		(10,153)	(3,323)
Other income		516	374

Income Before Income Taxes		3,909	25,940
Current income tax expense	9	(6,291)	(4,898)
Deferred income tax recovery / (expense)	9	2,597	(78,807)

Net Income / (Loss)		215	(57,765)

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries		14,573	13,977
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		(11,472)	(610)

Comprehensive Income / (Loss)		$3,316	$(44,398)

Net Income / (Loss) Attributable To:
Consolidated		$215	$(57,765)
Non-controlling interests and other interests in consolidated subsidiaries	10	(400)	(783)

Brookfield Residential		$615	$(56,982)

Comprehensive Income / (Loss) Attributable To:
Consolidated		$3,316	$(44,398)
Non-controlling interests and other interests in consolidated subsidiaries	10	(400)	(783)

Brookfield Residential		$3,716	$(43,615)

Common Shareholders Earnings / (Loss) Per Share
Basic	13	$0.01	$(0.56)
Diluted	13	$0.01	$(0.56)
Weighted Average Common Shares Outstanding (in thousands)
Basic	13	99,606	101,343
Diluted	13	99,945	101,343

See accompanying notes to consolidated financial statements

Brookfield Residential Properties Inc.	25

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2012	2011
Preferred Shares (Note 11)
Opening balance	$1,748	$288,065
Conversion of Preferred Shares upon merger transaction	—	(286,317)

Ending balance	1,748	1,748

Common Shares (Note 11)
Opening balance	93,383	183,803
Issuance of Common Shares upon exercise of options	2,620	—
Elimination of treasury stock upon merger transaction	—	(110,700)
Preferred Shares converted to Common Shares upon merger transaction	—	38,838

Ending balance	96,003	111,941

Additional Paid-in-Capital
Opening balance	404,777	151,617
Share-based compensation costs	1,686	513
Stock option exercises	(998)	—
Conversion of Preferred Shares upon merger transaction	—	247,480

Ending balance	405,465	399,610

Treasury Stock (Note 11)
Opening balance	—	(110,807)
Stock option exercises	—	107
Cancellation of treasury stock upon merger transaction	—	110,700

Ending balance	—	—

Retained Earnings
Opening balance	390,429	692,855
Net income / (loss) attributable to Brookfield Residential	615	(56,982)
Conversion of equity to notes payable	—	(493,929)
Issuance of equity for notes receivable	—	200,000
Distributions	(2)	(15,639)

Ending balance	391,042	326,305

Accumulated Other Comprehensive Income
Opening balance	78,933	67,813
Other comprehensive income	3,103	13,367

Ending balance	82,036	81,180

Total Brookfield Residential Equity	$976,294	$920,784

Non-controlling Interest (Note 10)
Opening balance	$6,439	$6,456
Net loss attributable to non-controlling interest	—	(26)
Contributions	4,943	—

Ending balance	$11,382	$6,430

Total Equity	$987,676	$927,214

See accompanying notes to consolidated financial statements

26	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited) Three Months Ended March 31
	2012	2011
Cash Flows From / (Used in) Operating Activities
Net income / (loss)	$215	$(57,765)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Undistributed income from unconsolidated entities	(1,623)	(1,133)
Deferred income taxes (recovery) / expense	(2,597)	78,807
Non-cash interest converted into equity	—	1,674
Share-based compensation costs	1,686	513
Depreciation	774	985
Changes in operating assets and liabilities:
Decrease / (increase) in receivables and other assets	7,252	(6,329)
(Increase) / decrease in land and housing inventory	(49,936)	32,077
Change in restricted cash	—	(4,261)
Decrease in accounts payable and other liabilities	(36,276)	(31,545)
Other / foreign exchange	(65)	311

Net cash (used in) / from operating activities	(80,570)	13,334

Cash Flows (Used in) / From Investing Activities
Investments in unconsolidated entities	(6,252)	(1,884)
Distributions from unconsolidated entities	146	8,453
Change in restricted cash	550	(8,937)

Net cash used in investing activities	(5,556)	(2,368)

Cash Flows (Used in) / From Financing Activities
Drawings under project specific and other financings	52,052	21,508
Repayments under project specific and other financings	(26,006)	(30,693)
Drawings on bank indebtedness	31,603	8,266
Repayments on bank indebtedness	(1,899)	(17,316)
Drawings from affiliate	53,000	42,000
Repayments to affiliate	(15,000)	(12,000)
Net distributions from / (contributions to) non-controlling interest and other interests in consolidated subsidiaries	927	(4,866)
Exercise of stock options	1,623	107
Dividends paid to preferred shareholders	—	(9,922)
Other / foreign exchange	330	(150)

Net cash provided by / (used in) financing activities	96,630	(3,066)

Change in cash and cash equivalents	10,504	7,900
Cash and cash equivalents at beginning of period	2,162	4,345
Foreign exchange on cash	1	—

Cash and cash equivalents at end of period	$12,667	$12,245

Supplemental Cash Flow Information
Interest paid	$19,067	$12,939
Income taxes paid / (recovered) (Note 19)	$21,505	$(3,280)

See accompanying notes to consolidated financial statements

Brookfield Residential Properties Inc.	27

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transaction: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes common stock was converted into 0.764900530 of a share of the Company’s Common Shares (“Common Shares”), and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the merger, the Corporation issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for the contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480.0 million (US$493.9 million) and Brookfield Residential Common Shares.

The Transaction took place between entities under common control and, as a result, has been accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. They should be read in conjunction with the Company’s consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2011.

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

(b)	Land and Housing Inventory

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured.

(ii) Carrying values: In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes

28	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 generally assume recent sales activity and normalized sales rates beyond 2013. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

(c)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Actual results could differ materially from these estimates.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit.

(g)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax assets.

Provisions / (benefits) for federal, state and provincial income taxes are calculated on reported pretax income / (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions / (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different

Brookfield Residential Properties Inc.	29

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

periods than for income tax purposes. Significant judgment is required in determining income tax provisions / (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision / (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision / (benefit) in the period in which such determination is made.

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

(h)	Share-Based Compensation

The Company accounts for stock option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All stock options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 12 “Share-Based Compensation” for further discussion.

(i)	Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company and the presentation currency of the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

30	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(j)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings / (loss) per share is calculated by dividing net income / (loss) attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings / (loss) per share is calculated by dividing net income less preferred share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive issuable shares under the option plan.

(k)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

(l)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

Brookfield Residential Properties Inc.	31

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(o)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(p)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance became effective for the Company beginning January 1, 2012 and was applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

(q)	Reclassification

Certain prior period amounts in the consolidated statement of operations have been reclassified to conform with the March 31, 2012 presentation. Specifically, interest expense was previously shown within other income and is now shown as a separate line item.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	March 31	December 31
	2012	2011
Land and land under development	$1,999,245	$1,948,857
Housing inventory	167,728	138,034
Model homes	27,474	26,354

Total	$2,194,447	$2,113,245

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the three months ended March 31, 2012 and 2011, interest incurred and capitalized by the Company was $8.3 million and $10.2 million, respectively. Capitalized interest expensed as direct cost of sales for the same periods was $6.6 million and $12.9 million, respectively.

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $23.9 million (December 31, 2011 – $24.1 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $23.9 million (December 31, 2011 – $24.1 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company were required in its assessment as to whether or not it is the primary beneficiary.

32	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $60.4 million (December 31, 2011 – $57.6 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $142.6 million (December 31, 2011 – $143.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price
2012	—	$—
2013	—	—
Thereafter	6,016	143,613

	6,016	$143,613

The Company holds agreements for a further 4,878 acres (December 31, 2011 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $6.2 million (December 31, 2011 – $6.2 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $59.0 million (December 31, 2011 – $59.0 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of March 31, 2012, the Company was involved with 14 unconsolidated entities in which it has less than a controlling interest. Investments in unconsolidated entities includes $30.3 million (December 31, 2011 – $28.3 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,842 lots (December 31, 2011 – 1,842 lots) under option. The Company’s share of the total exercise price of these options is $95.0 million (December 31, 2011 – $95.3 million). Summarized condensed financial information on a 100% basis for the combined unconsolidated entities follows:

	March 31	December 31
	2012	2011
Assets
Land and housing	$346,963	$341,246
Other assets	9,457	8,707

	$356,420	$349,953

Liability and Equity
Project specific financings	$50,892	$48,352
Accounts payable and other liabilities	15,103	20,554
Equity
Brookfield Residential’s interests	150,746	143,821
Others’ interest	139,679	137,226

	$356,420	$349,953

	Three Months Ended March 31
	2012	2011
Revenue and Expenses
Revenue	$6,799	$16,850
Direct cost of sales	(6,405)	(15,505)
Other income	3,480	1,333

Net income	$3,874	$2,678

Brookfield Residential’s share of net income	$1,623	$919

In reporting the Company’s share of net income, all intercompany profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At March 31, 2012, the Company had completion guarantees of $1.8 million (December 31, 2011 – $1.3 million), recourse guarantees of $2.6 million (December 31, 2011 – $2.8 million) and limited maintenance guarantees of $12.8 million (December 31, 2011 – $11.7 million) with respect to debt of its unconsolidated entities.

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	March 31	December 31
	2012	2011
Receivables	$272,218	$279,083
Other assets	31,703	31,360

	$303,921	$310,443

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	March 31	December 31
	2012	2011
Real estate receivables (a)	$160,316	$167,376
Development recovery receivables (b)	79,638	82,620
Sundry receivables (c)	23,120	17,613
Proceeds and escrow receivables (d)	6,923	9,491
Refundable deposits	2,016	1,810
Taxes receivable	205	173

	$272,218	$279,083

(a)	Real estate receivables include vendor take back (“VTB”) mortgages receivable. The VTB collection terms range from nine months to three years and bear variable interest from Canadian prime to prime plus 3% and fixed interest rates of 6% (December 31, 2011 – Canadian prime plus 3% and fixed interest rates of 6%).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure costs for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to 6% (December 31, 2011 – U.S. prime plus 1% to 6%).
(c)	Sundry receivables are comprised of development recoveries, lot interest receivable, goods and services tax receivable and miscellaneous amounts.
(d)	Proceeds and escrow receivables relate to receivables held in trust due to timing of housing sales and lots that closed at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

As at March 31, 2012 and December 31, 2011, allowances for doubtful accounts were nil.

34	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	March 31	December 31
	2012	2011
Non-refundable earnest funds and investigation fees (a)	$14,126	$15,499
Capital assets (b)	12,112	12,312
Swap contracts (Note 16)	3,255	1,088
Prepaid expenses	1,276	1,592
Other	934	869

	$31,703	$31,360

(a)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.
(b)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $8.9 million (December 31, 2011 – $10.8 million).

Note 5. Restricted Cash

At March 31, 2012, the Company had restricted cash of $8.6 million (December 31, 2011 – $9.1 million) relating to cash collateralization of development letters of credit.

Note 6. Project-Specific and Other Financings

Project-specific and other financings consist of the following:

	March 31	December 31
	2012	2011
Project-specific financings (a)	$276,337	$249,185
Bank indebtedness (b)	388,656	350,502
Due to affiliates (c)	264,000	226,000

	$928,993	$825,687

(a)	Project-Specific Financings

Project-specific financings of $276.3 million (December 31, 2011 – $249.2 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 4.06% as at March 31, 2012 (December 31, 2011 – 3.99%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings mature as follows: 2012 – $136.0 million; 2013 – $98.0 million; 2014 – $22.2 million; 2015 – $1.0 million and 2016 and onwards – $19.1 million. Project-specific financings consist of the following:

	March 31	December 31
	2012	2011
Secured facilities (i)	$207,968	$200,645
Secured VTB mortgages (ii)	68,369	48,540

	$276,337	$249,185

(i)	$181.9 million (December 31, 2011 – $174.1 million) of the Company’s project-specific financings have variable interest rates ranging from prime to LIBOR plus 3.50% and fixed rates ranging from 1.50% to 6.25%. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.5 to 1.0.

$18.6 million (December 31, 2011 – $18.8 million) of the Company’s project-specific financings have floating interest rates ranging from the lower of prime less 0.50% to prime with some facilities having a floor of 5.00% to 5.25%. The remainder of this debt bears fixed interest rates ranging from 5.50% to 6.00% and is secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a minimum net worth of $80.0 million and a debt to net tangible worth ratio of not greater than 1.25 to 1.0.

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

$7.5 million (December 31, 2011 – $7.7 million) of the Company’s project-specific financings have floating interest rates ranging from the lower of LIBOR plus 3.00% and a floor of 3.32% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200.0 million and a net indebtedness to capitalization ratio of no greater than 65%.

(ii)	$68.4 million (December 31, 2011 – $48.5 million) of the Company’s project-specific financings consist of 18 secured VTB mortgages (December 31, 2011 – 14 secured VTB mortgages).

16 secured VTB mortgages (December 31, 2011 – 11 secured VTB mortgages) in the amount of $63.6 million (December 31, 2011 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$63.4 million (December 31, 2011 – C$43.1 million). The interest rate on this debt ranges from 3.25% to 6.00% and the debt is secured by related lands. As at March 31, 2012, these borrowings have not been subject to financial covenants.

Two secured VTB mortgages (December 31, 2011 – two secured VTB mortgages) in the amount of $4.8 million (December 31, 2011 – $4.8 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at 5.00% and 10.00% and the debt is secured by related lands. As at March 31, 2012, these borrowings have not been subject to any financial covenants.

As at December 31, 2011, one secured VTB mortgage in the amount of $1.5 million relating to raw land held for development by Brookfield Residential (US) LLC was outstanding. The interest rate on this debt was fixed at 6.00% and the debt was secured by related lands. As at March 31, 2012, these borrowings have been repaid in full.

As at March 31, 2012, the Company was in compliance with all financial covenants related to project-specific financings.

(b)	Bank Indebtedness

The Company has four secured credit facilities with various Canadian banking lenders totalling $379.7 million (December 31, 2011 – $341.5 million) and one unsecured credit facility with a U.S. bank totalling $9.0 million (December 31, 2011 – $9.0 million). Bank indebtedness consists of the following:

	March 31	December 31
	2012	2011
Secured credit facilities (i)	$379,656	$341,502
unsecured credit facility (ii)	9,000	9,000

	$388,656	$350,502

(i)	The secured facilities are repayable in Canadian dollars in the amount of C$378.7 million (US$379.7 million) at March 31, 2012 (December 31, 2011 – C$348.9 million (US$341.5 million)). These facilities allow the Company to borrow up to approximately C$545.0 million (US$546.4 million) as at March 31, 2012 (December 31, 2011 – C$533.5million (US$522.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 1.00% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$300.0 million (US$300.8 million) and a debt to equity covenant of no greater than 1.75 to 1.0 for its limited partnership. The Brookfield Homes (Ontario) Limited facility includes two covenants: a minimum debt to tangible net worth ratio of 2.0 to 1.0 and a net worth requirement of C$80.0 million (US$80.2 million).

(ii)	The unsecured credit facility is repayable in U.S. dollars in the amount of $9.0 million at March 31, 2012 (December 31, 2011 – $9.0 million). The facility permits the Company to borrow up to $10.0 million as at March 31, 2012 and bears an interest rate of LIBOR plus 3%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and a net indebtedness to tangible net worth of no greater than 2.5 to 1.0.

As at March 31, 2012, the Company was in compliance with all financial covenants related to bank indebtedness.

36	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(c)	Due to Affiliates

At March 31, 2012, amounts due to affiliates includes $264.0 million (December 31, 2011 – $226.0 million) on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount, not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the three months ended March 31, 2012, interest of $3.1 million (March 31, 2011 – $3.8 million) was incurred related to this facility and the previous facilities.

These facilities have covenants to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of March 31, 2012, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 7. Notes Payable

Notes payable consists of the following:

	March 31	December 31
	2012	2011
Senior note payable (a)	$265,689	$259,355
Junior note payable (b)	215,559	210,421

	$481,248	$469,776

On March 31, 2011, in connection with the Transactions, the Company entered into two unsecured promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$273.0 million) senior note and a C$215.0 million (US$221.5 million) junior subordinated note.

(a)	The senior note had a fixed rate of interest of 6.5% and a term to December 31, 2015 with principal payments of C$50.0 million due on each of the last business day of 2012, 2013 and 2014 and the balance of C$115.0 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the $265.0 million of senior note transaction debt such that the scheduled principal payments of C$50.0 million during each of the next three years will be due along with the final payment of C$115.0 on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.
(b)	The C$215.0 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

The covenants with respect to both of these notes payable are that the Company maintains total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of March 31, 2012, the Company was in compliance with both covenants relating to notes payable.

Note 8. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheets are summarized as follows:

	March 31	December 31
	2012	2011
Development costs payable (a)	$51,384	$64,681
Trade payables and other accruals	50,047	49,357
Consolidated land option contracts (b)	23,946	24,098
Customer deposits	22,924	16,350
Loans from other interests in consolidated subsidiaries (c)	17,042	14,255
Swap contracts (Note 16)	14,804	15,603
Warranty costs (Note 14 (b))	11,033	11,161
Accrued and deferred compensation	9,954	25,117
Share-based compensation (Note 12 (a))	8,376	5,619
Current income taxes payable (Note 9)	6,749	21,179

	$216,259	$247,420

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing Inventory. See Note 2 “Land and Housing Inventory.”
(c)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax liabilities / (assets) are as follows:

	March 31	December 31
	2012	2011
Net deferred tax liabilities / (assets)
Differences relating to land and housing inventory	$20,484	$22,123
Compensation deductible for tax purposes when paid	(1,350)	(1,868)
Differences related to derivative instruments	(5,777)	(4,780)
Operating loss carry-forwards	(84,749)	(79,714)
Other	(664)	(268)

Net deferred tax assets before valuation allowance	(72,056)	(64,507)
Cumulative valuation allowance	97,004	92,280

Net deferred tax liabilities / (assets)	$24,948	$27,773

As at March 31, 2012 in connection with the Transactions, the Company had significant deferred tax asset attributes. These deferred tax assets were generated primarily from operating loss carryforwards in prior periods. In accordance with ASC Topic 740, the Company assessed whether a valuation allowance should be established based on its determination of whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Based on this assessment, a valuation allowance was taken on the U.S. deferred tax assets.

The provision for income taxes for the three months ended March 31, 2012 and 2011 is set forth below:

	March 31	March 31
	2012	2011
Current
Canada	$(6,226)	$(4,898)
U.S.	—	—
International	(65)	—

Total current tax expense	$(6,291)	$(4,898)

Deferred
Canada	2,597	(7,808)
U.S.	—	(70,999)
International	—	—

Total deferred tax recovery / (expense)	2,597	(78,807)

Total income tax expense	$(3,694)	$(83,705)

A reconciliation of the Company’s effective tax rate from the federal statutory tax rate for the three months ended March 31, 2012 and 2011 is as follows:

	March 31
	2012	2011
Statutory rate	25.0%	26.5%
Non-temporary differences	11.4	—
Rate difference from statutory rate	(63.8)	4.7
Change in tax rates on temporary differences	0.8	—
Change in valuation allowance	121.0	291.5
Other	0.1	—

Effective tax rate	94.5%	322.7%

38	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company currently operates in four different states in the U.S. and is therefore subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income / (loss), as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 94.5% and 322.7%, for the three months ended March 31, 2012 and 2011, respectively. The decrease in the effective rate for 2012 is due in large part to the change in valuation allowance taken on its U.S. deferred tax assets in 2011.

In accordance with the provision of ASC Topic 740, the Company assesses, in each quarter and at each reporting period, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considered the following significant factors: an assessment of recent years’ profitability and losses, the Company’s expectation of profits based on margins and volumes expected to be realized, the long period of 10 to 20 years or more in all significant operating jurisdictions before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. The Company assesses the ability to realize its deferred tax assets by taxing jurisdiction and therefore includes both the Canadian jurisdiction as well as the U.S. jurisdiction. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

The Company has significant deferred tax assets for its U.S. operations. These deferred assets were generated primarily by inventory impairments. The Company believes that there would not be sufficient taxable income generated in the immediate future to utilize the deferred tax assets and has therefore continued to recognize a need for a valuation allowance against its net deferred tax assets. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

The Company is allowed to carryforward tax losses for up to 20 years and apply such tax losses to future taxable income to realized federal deferred tax assets. The Company will be able to reverse the previously recognized valuation allowances during any future period for which it reports book income before income taxes. The Company will continue to review its deferred tax assets in accordance with ASC Topic 740.

Note 10. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $31.2 million (December 31, 2011 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the three months ended March 31, 2012 and year ended December 31, 2011:

	March 31	December 31
	2012	2011
Other interests in consolidated subsidiaries, beginning of period	$32,434	$42,461
Net loss attributable to other interests in consolidated subsidiaries	(400)	(2,453)
Distributions from other interests in consolidated subsidiaries	(799)	(7,574)

Other interests in consolidated subsidiaries, end of period	$31,235	$32,434

Non-controlling interest includes third-party investments in consolidated entities of $11.4 million (December 31, 2011 – $6.4 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest, which for the three months ended March 31, 2012 and 2011 was nil and nil, respectively.

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 11. Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 70,002 shares are designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows:

	March 31	December 31
	2012	2011
Preferred Shares outstanding, beginning of period	70,002	9,995,739
Conversion of Preferred Shares	—	(9,925,737)

Preferred Shares outstanding, end of period	70,002	70,002

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible preferred share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares will be fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and will be payable semi-annually in arrears. There were no preferred share dividends in arrears for the three months ended March 31, 2012 (December 31, 2011 – nil). The 8% convertible Preferred Shares, series A are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Company’s Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be automatically converted into Common Shares.

As part of the Transactions, $38.8 million of Preferred Shares issued by the Brookfield Office Properties’ residential division were eliminated upon the completion of the merger.

(b)	Common Shares

The authorized common share capital consists of an unlimited number of Common Shares. Common Shares issued changed as follows during the first quarter of 2012:

	March 31	December 31
	2012	2011
Common Shares issued, beginning of period	101,342,718	53,808,461
Conversion of Common Shares upon merger transaction	—	(12,650,341)
Issuance of Common Shares upon merger transaction	—	60,184,598
Issuance of Common Shares upon exercise of options	468,941	—

Common Shares issued, end of period	101,811,659	101,342,718

Common Shares outstanding is determined as follows:

	March 31	December 31
	2012	2011
Common Shares issued	101,811,659	101,342,718
Repurchase of Common Shares for escrowed stock plan (Note 12 (a))	(2,000,000)	(2,000,000)

Common Shares outstanding	99,811,659	99,342,718

On March 31, 2011, Brookfield Residential consolidated its 53,808,461 Common Shares held by Brookfield Asset Management Inc. at the merger conversion ratio of 0.76490053 to 41,158,120 Common Shares.

As part of the Transactions, Brookfield Office Properties received 51,500,000 Common Shares of Brookfield Residential for its contribution of BPO Residential and 11,354,500 shares of Brookfield Homes common stock was converted at the merger exchange ratio of 0.76490053 to 8,684,598 Common Shares of Brookfield Residential.

(c)	Treasury Stock

Prior to March 31, 2011, Brookfield Homes had a share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the Company’s outstanding Common Shares. At March 31, 2011, the treasury stock of Brookfield Homes of $110.7 million was cancelled as a result of the completion of the merger.

40	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 12. Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

As a result of the merger transaction, the outstanding options of Brookfield Homes were exchanged for options under the Company’s option plan, exercisable upon the same terms and conditions as under the Brookfield Homes share plans. At March 31, 2011, the in-the-money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential options for each Brookfield Homes option. The out-of-the-money Brookfield Homes options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. All values and disclosures below relating to Brookfield Homes options have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s shares. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award granted. The Company uses historical data obtained from Brookfield Residential to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that stock option awards granted are expected to be outstanding.

During the three months ended March 31, 2012 and March 31, 2011, Brookfield Residential granted a total of 1,110,000 and 445,000 new options, respectively, to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the three months ended March 31, 2012 and March 31, 2011 are as follows:

	March 31
	2012	2011
Dividend yield	0%	0%
Volatility rate	38.49%	70.41%
Risk-free interest rate	1.41%	3.44%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the three months ended March 31, 2012 was an expense of $1.7 million (March 31, 2011 - $0.5 million). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s stock option plans and escrowed stock plan:

	March 31, 2012		March 31, 2011
	Total Shares	Total Weighted Average Per Share Exercise Price	Total Shares	Total Weighted Average Per Share Exercise Price
Outstanding, beginning of period	4,673,426	$9.07	2,637,000	$9.88
Granted	1,110,000	$10.37	445,000	$14.70
Exercised	(468,941)	$3.46	(45,000)	$2.37
Cancelled	—	$—	(559,000)	$31.76

Outstanding, end of period	5,314,485	$9.84	2,478,000	$5.95

Options exercisable, end of period	434,316	$8.35	226,000	$3.61

At March 31, 2012, the aggregate intrinsic value of options currently exercisable is $1.6 million (March 31, 2011 – $1.2 million) and the aggregate intrinsic value of options outstanding is $6.9 million (March 31, 2011 – $5.5 million).

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of March 31, 2012 and 2011 and changes during the three months ended March 31, 2012 and 2011 are as follows:

	March 31, 2012		March 31, 2011
	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, beginning of period	4,455,582	$4.77	2,130,000	$2.49
Granted	1,110,000	$4.50	445,000	$10.43
Vested	(685,413)	$3.95	(233,000)	$0.99
Cancelled	—	$—	(90,000)	$0.41

Unvested options outstanding, end of period	4,880,169	$6.03	2,252,000	$4.24

At March 31, 2012, there was $17.4 million (March 31, 2011 – $9.2 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 4.2 years (March 31, 2011 – 4.5 years).

The Company’s Board of Directors approved an escrowed stock plan on June 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and Preferred Shares issued to Brookfield Residential for cash proceeds. On June 23, 2011, the initial proceeds were used to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units. At March 31, 2011, as a result of the Transactions, any outstanding deferred share units that were previously issued under Brookfield Homes’ DSUP and MDSUP were exchanged for deferred share units of Brookfield Residential deferred share units at the merger exchange ratio of 0.76490053. All values and disclosures below relating to previous Brookfield Homes’ DSUPs and MDSUPs have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP at March 31, 2012 and December 31, 2011:

	March 31	December 31
	2012	2011
Outstanding, beginning of period	1,871,100	723,747
Granted	78,348	1,327,781
Redeemed	—	(180,428)

Outstanding, end of period	1,949,448	1,871,100

Deferred share units vested	542,369	520,574

Of the 1,949,448 units outstanding under the DSUP, 1,407,079 (December 31, 2011 – 1,350,526) units vest over the next five years. As of March 31, 2012, 26,020 (December 31, 2011 – 26,020) units are outstanding under the MDSUP.

42	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The liability of $8.4 million (December 31, 2011 – $5.6 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three months ended March 31, 2012 and 2011 was an expense of $2.8 million and $1.2 million, respectively, which has been included in selling, general and administrative expense.

Note 13. Earnings Per Share

Basic and diluted earnings / (loss) per share for the three months ended March 31, 2012 and 2011 were calculated as follows:

	Three Months Ended March 31
	2012	2011
Numerator:
Net income / (loss) attributable to Brookfield Residential	$615	$(56,982)
Less: Preferred share dividends	—	(35)

Net income / (loss) attributable to common shareholders	$615	$(57,017)

Denominator:
Basic weighted average shares outstanding	99,606	101,343
Net effect of share options assumed to be exercised	339	—

Diluted weighted average shares outstanding	99,945	101,343

Basic earnings / (loss) per share	$0.01	$(0.56)

Diluted earnings / (loss) per share	$0.01	$(0.56)

As the Transactions were deemed to take place between entities under common control and have been accounted for as continuity of interest, the three months ended March 31, 2011 use the basic and diluted average shares outstanding of the combined entities.

Note 14. Commitments, Contingent Liabilities and Other

(a) The Company and a subsidiary of the Company are parties to a lawsuit that has been filed in Delaware Chancery Court, alleging breach of fiduciary duties and invalid merger and conversion relating to the Transactions. Management intends to vigorously defend these claims and believes the claims are without merit and that this action will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. An estimate of the possible loss or range of loss cannot be made at this time.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31
	2012	2011
Balance, beginning of period	$11,161	$12,214
Payments and other adjustments made during the period	(758)	(828)
Warranties issued during the period	566	651
Adjustments made for pre-existing warranties	64	4

Balance, end of period	$11,033	$12,041

The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
2012	$4,716
2013	5,516
2014	4,343
2015	3,348
2016	3,007
Thereafter	5,687

$26,617

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 15. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at March 31, 2012, amount to $18.1 million (December 31, 2011 – $18.1 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and is terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at March 31, 2012, these guarantees amounted to $230.2 million (December 31, 2011 – $238.3 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 16. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the three months ended March 31, 2012, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 generally assume recent sales activity and normalized sales rates beyond 2013. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three months ended March 31, 2012 and 2011, no impairment charge was recognized.

44	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Hedging Activities

The Company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2012 and 2011, unrealized pre-tax net losses of $11.5 million and $0.6 million were recorded in other comprehensive income, respectively, for the effective portion of hedges of net investments in foreign operations.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The hierarchy is summarized as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. Fair valued assets and liabilities that are included in this category are primarily interest rate swap contracts.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability. Fair valued assets and liabilities that are included in this category are primarily equity swap contracts.

Assets and liabilities measured at fair value on a recurring basis include $3.3 million (December 31, 2011 - $1.1 million) of financial assets and $14.8 million (December 31, 2011 -$15.6 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	March 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$3,255	$—	$—	$1,088
Restricted cash	8,578	—	—	9,128	—	—
Cash and cash equivalents	12,667	—	—	2,162	—	—

	$21,245	$—	$3,255	$11,290	$—	$1,088

Financial liabilities
Project specific and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	14,804	—	—	15,603	—

	$—	$14,804	$—	$—	$15,603	$—

(a)	The fair value measurement for the equity swap contract is determined using the intrinsic valuation technique. Unobservable inputs used in the calculation are the notional amount ($6.42), share price ($10.58) and the number of underlying shares (782,483).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Brookfield Residential Properties Inc.	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The following is a reconciliation of Level 3 (equity swaps) fair value measurements:

	March 31	December 31
	2012	2011
Balance, beginning of period	$1,088	$2,238
Total gains / (losses) for the period:
Included in earnings (or changes in net assets)	2,167	(3,477)
Purchase issues, sales, and settlements:
Purchases	—	—
Issues	—	—
Sales	—	—
Settlements	—	2,327

Balance, end of period	$3,255	$1,088

Note 17. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at March 31, 2012, the Company had four interest rate swap contracts outstanding totalling $100 million at an average rate of 4.9% per annum. The contracts expire between 2012 and 2017. At March 31, 2012, the fair market value of the contracts was a liability of $14.8 million (December 31, 2011 – liability of $15.6 million) and was included in accounts payable and other liabilities. Expense of $0.3 million and income of nil were recognized during the three months ended March 31, 2012 and 2011, respectively, and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at March 31, 2012, the fair value of debt exceeded its book value of all outstanding debt by $49.2 million (December 31, 2011 – fair value of debt exceeded book value by $55.9 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The Company holds financial instruments in currencies other than U.S. dollars, which is the Company’s functional currency. Changes in the translated value of which are recorded in other comprehensive income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $1.3 million (December 31, 2011 – $0.7 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The Company

46	Q1/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

holds financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by nil (December 31, 2011 – nil) as at March 31, 2012, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $0.4 million (December 31, 2011 – $0.3 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in September 2011, the Company entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. At March 31, 2012, the fair market value of the total return swap was an asset of $3.3 million and was included in accounts receivable and other assets (December 31, 2011 – asset of $1.1 million). Income of $2.2 million and nil were recognized during the three months ended March 31, 2012 and 2011, respectively, and were included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three months ended March 31, 2012 and 2011 was expense of $4.4 million and an expense of $1.7 million, respectively, relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 16 for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

Note 18. Segmented Information

As defined in ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specialize in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Brookfield Residential Properties Inc.	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The following tables summarize select information on the Company’s statements of operations and balance sheets by reportable segments:

	Three Months Ended March 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$103,928	$12,608	$15,613	$—	$132,149
Direct cost of sales	(66,977)	(11,803)	(14,580)	—	(93,360)

	36,951	805	1,033	—	38,789

Expenses	(10,629)	(3,138)	(5,007)	(16,106)	(34,880)

Income before income taxes	26,322	(2,333)	(3,974)	(16,106)	3,909

Total assets	$1,226,397	$705,852	$718,716	$19,394	$2,670,359

	Three Months Ended March 31, 2011
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$143,782	$25,376	$10,972	$—	$180,130
Direct cost of sales	(92,328)	(21,839)	(10,650)	—	(124,817)

	51,454	3,537	322	—	55,313
Expenses	(11,898)	(4,630)	(6,184)	(6,661)	(29,373)

Income before income taxes	39,556	(1,093)	(5,862)	(6,661)	25,940

Total assets as at December 31, 2011	$1,171,625	$692,017	$712,436	$2,721	$2,578,799

The following tables set forth information on unconsolidated entities by the Company’s reportable segments:

	Three Months Ended March 31
	2012	2011
Equity in Earnings / (Loss) from Unconsolidated Entities
Canada	$—	$—
California	1,836	832
Central and Eastern U.S.	(213)	87

Subtotal	1,623	919

Corporate and other	—	—

Total	$1,623	$919

	March 31 2012	December 31 2011
Investments in Unconsolidated Entities
Canada	$12,843	$12,537
California	89,996	84,181
Central and Eastern U.S.	47,907	47,103

Subtotal	150,746	143,821

Corporate and other	—	—

Total	$150,746	$143,821

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 19. Related Party Transactions

There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license, an unsecured revolving credit facility, and two notes payable. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of March 31, 2012 were:

•

Notes payable of $481.2 million (December 31, 2011 – $469.8 million) are due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265.0 million senior unsecured promissory note and a C$215.0 million junior unsecured promissory note. For the three months ended March 31, 2012 and 2011, interest of $9.0 million and nil, respectively, was incurred relating to these facilities.

•

Unsecured revolving operating facility in the aggregate principal amount outstanding of $264.0 million (December 31, 2011 – $226.0 million) with a subsidiary of Brookfield Asset Management Inc. For the three months ended March 31, 2012 and 2011, interest of $3.1 million and $3.8 million, respectively, was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was nil (2011 –$19.3 million).

•

During the three months ended March 31, 2012, the Company paid $21.5 million (March 31, 2011 – nil) to Brookfield Asset Management Inc. for Canadian tax credits. The transaction was recorded at the exchange amount.

Brookfield Residential Properties Inc.	49

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in ten markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. Federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Linda Northwood, Director, Investor Relations at (416) 359-8647 or via e-mail at linda.northwood@brookfieldrp.com. Inquiries regarding financial results should be directed to Craig Laurie, Executive Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9	By courier:	199 Bay Street Commerce Court West Securities Level Toronto, Ontario, M5L 1G9
Tel:	(800) 387-0825; (416) 643-5500		Attention: Courier Window
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

50	Q1/2012 Interim Report